Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of January 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 08, 2007

List of materials

Documents attached hereto:


i) Press release announcing Transformation is Sony's CES Theme


                   TRANSFORMATION IS SONY'S CES THEME

  Internet Video HDTV, New Partnerships, Hot Products and Entertainment Talent
                        Bring the Message Home

LAS VEGAS(CES Booth 14200), Jan. 7, 2007 - Sony is continuing its transformation into an entertainment powerhouse here at the Consumer Electronics Show with a 100,000 square-foot exhibit that brings together all of the company's strengths from electronics, music and gaming to movies, television and online entertainment.

      In a press conference kicked off by Sony BMG Music Grammy award-winning musician Joshua Bell, several of the company's U.S. business leaders announced products and technologies related to four strategic growth areas -gaming, high definition, digital imaging and mobile products.

      Most notably, Sony Electronics President and Chief Operating
Officer Stan Glasgow unveiled the company's first Internet video system. He announced that in 2007 the majority of new Sony televisions - starting with several BRAVIA(TM) flat-panel LCD TVs this spring - will accept an attachable module that can stream broadband high-definition and other Internet video content with the press of a remote control button. The module will be available this summer.

      "While other companies struggle with standard definition, Sony has developed a scalable Internet HDTV solution with some notable partners providing content," Glasgow said.

      Those partners include AOL, Yahoo! and Grouper, now part of Sony
Pictures Entertainment, as well as Sony Pictures itself and Sony BMG. Executives from the first three companies joined Glasgow for a demonstration.

      Sony's Xross Media Bar(TM) (XMB), an icon-based user interface similar to what is already found on PLAYSTATION(R)3 (PS3), PlayStation(R)Portable and a recently introduced Sony A/V receiver, made its debut in conjunction with the Internet video demo.

      Glasgow also reported that Sony Electronics enjoyed strong holiday sales in the United States, which have put the company on track for a year of double-digit growth.

                                  PlayStation

      Peter Dille, senior vice president of marketing for Sony Computer Entertainment America, demonstrated why PS3 was the darling of the holiday season and announced the company shipped one million units of PS3, equipped with high-definition, Blu-ray disc drives, in the United States by the end of December.

                              More High Definition

      Acknowledging Sony's leadership in what the company calls "Full HD" across practically every product category in both consumer and professional arenas, Randy Waynick, senior vice president of Sony Electronics' Home Products Division, highlighted a continuum of HD technology from the lens to the living room.

      Waynick previewed a prototype 55-inch SXRD(TM) Grand WEGA(TM) rear projection micro-display television with a new laser light engine technology that enhances color uniformity and brightness, while maintaining a slim profile.

      He also recounted the success of Sony's BRAVIA(TM) flat-panel LCD line, which comprises 16 models ranging in size from 23- to 52-inch screens, before announcing the newest member of the family, a state-of-the-art 70-inch 1080p HD television.

      The model features a new backlighting system and contrast ratio enhancements, as well as three HDMI inputs for full 1080p connectivity to the latest Blu-ray Disc(TM) players. It is also distinguished by its high refresh rate and x.v.Color technology, which is Sony's name for xvYCC, a new international standard in color technology for personal video applications. x.v.Color ensures vibrant, life-like color reproduction.

      Also on view were prototypes of a wall-sized, 82-inch BRAVIA flat-panel LCD and a 27-inch Organic Light Emitting Diode (OLED) display capable of full HD performance in a razor-thin form factor.

      To expand the HD story beyond televisions and PlayStation 3, Sony took the wraps off a family of Blu-Ray products, including the new VAIO(R) XL3 Digital Living System equipped with a BD drive, which is ready to record and store high-definition television programming. Two new Blu-ray players slated to arrive on the market in the months ahead were also previewed.

                                Behind the Lens

      Moving from the enjoyment to the creation of high-quality content, Steve Haber, senior vice president for Sony Electronics' Personal Mobile and Imaging Division, focused on digital imaging technology. He began by unveiling 16 new Handycam(R) camcorders - several in high definition - using three different media formats: hard disc drive, DVD and DV tape.

      There are four new models using AVCHD technology in the HD camp - two disc-based and two that use HDV tape. The top-of-the-line entries feature Sony's Clear VID CMOS sensor and Optical Image Stabilization technology for outstanding performance under a variety of lighting conditions. These models also sport a new three-megapixel imager that enhances HD video, as well as still photography.

      All of the HD models employ x.v.Color technology, which enables the color data range (known as s-RGB) to be expanded to more closely approximate what the human eye is able to see.

      Haber said content captured with one of these camcorders and played back on an x.v.Color-compliant 70-inch BRAVIA television will appear more true-to-life than ever before.

      Riding the wave of popularity of user-created content posted on Internet sites, such as Sony's Grouper, Haber introduced five new hard-disc drive camcorders starting at $600, with recording capacities ranging from 30 to 60GB, as well as advanced data protection systems and 40X optical zoom lenses.

      He said Sony has quickly become the market share leader in the hard drive segment of this business in the United States with more than 60 percent of the market.

      A new line of DVD standard-definition camcorders for those seeking recording and playback simplicity was also on display, starting at under $500, along with some new Mini-DV models.

                           Hear, There and Everywhere

      Hideyuki Furumi, senior vice president of Sony's IT Product Division, discussed the company's commitment to personalization and portability in products that allow consumers to access a variety of entertainment, communication and information without boundaries.

      The VAIO UX 390 Premium Micro PC illustrated the point. Now flash-based, the UX series computers weigh about a pound. Furumi said it is the smallest-sized, full-functioning notebook around.

      Among other VAIO products making their debut were the WA1 Wireless Digital Music Streamer, which streams music or Internet radio from a PC for playback in virtually any room of a house, and the TP1 Digital Living System, a one-of-a-kind home computer. These spherical, white devices "shatter the notion of what a PC product should look like or where it should reside in your home," Furumi said.

      Sony also has a "backstage" theater in the booth to showcase its entertainment assets and electronics prowess, including live performances by several Sony BMG Music artists like Joshua Bell and Landon Pigg, as well as Sony Pictures high-definition movie previews, speaker panels on topics ranging from electronic books to the HD transition, and informative product demonstrations.